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                                   EXHIBIT 21

SUBSIDIARIES OF COMPANY

     M. H. Rhodes (Canada) Limited is a 96% owned subsidiary of M. H. Rhodes, Inc. On September 30, 1996 the Company ceased active business operation for Canadian subsidiary and transferred its assets and liabilities to its parent company, M. H. Rhodes, Inc. The Company's Board of Directors voted for its dissolution which is currently is process.